UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-41852

ZENATECH, INC.
(Translation of registrant’s name into English)

777 Hornby Street, Suite 1460
Vancouver, British Columbia Canada V6Z 1S4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

⌧ Form 20-F ☐ Form 40-F

SUBMITTED HEREWITH

Exhibits
99.1	ZenaTech Initiates New Operations in Ukraine to Accelerate Production of Counter-UAS Interceptor Systems
99.2	ZenaTech Initiates Plans for a Ukraine Testing Facility for Drone Testing and Operational Validation of its Interceptor Defense Systems
99.3	ZenaTech Announces its 21st Acquisition, Expanding National Drone as a Service Network and Pacific Northwest Footprint to Serve Business and Government
99.4	ZenaTech Completes Acquisition of NOW Solutions Inc., Expanding its Enterprise SaaS Division with Government and Public Sector Customers and Strengthening Recurring Revenue Growth
99.5	ZenaTech’s ZenaDrone to Showcase AI Defense Drones and Engage with Military Decision Makers at Upcoming Tradeshows and Events
99.6	ZenaTech Continues International Expansion Opening New Offices in South Korea and the United Kingdom
99.7	ZenaTech Registers Phoenix Aero LLC in Ukraine and Establishes Lviv as Base for its Counter-UAS and Interceptor Drone Systems Manufacturing and Testing
99.8	Workplace Intelligence Software Provider Othership Announces Opening of London Office to Support Global Expansion
99.9	ZenaTech's ZenaDrone Subsidiary and Defense Solutions in the Spotlight at Company’s Largest Ever Presence at AUVSI Exponential 2026 Conference and Tradeshow in Detroit
99.10	ZenaTech Reports Record 558% Year-Over-Year Revenue Growth to $12.9 Million for Full Year 2025 as Drone as a Service Business Expansion Accelerates and Q4 Revenue increases 670%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1st, 2026

ZENATECH, INC.

By:/s/ Shaun Passley, Ph.D

Name: Shaun Passley, Ph.D

Title: Chief Executive Officer